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                              April 16, 2024

       Jarett Goldman
       Chief Financial Officer
       Global Partner Acquisition Corp II
       200 Park Avenue 32nd Floor
       New York, NY 10166

                                                        Re: Global Partner
Acquisition Corp II
                                                            Form 10-K for the
Year Ending December 31, 2023
                                                            Form No. 001-39875

       Dear Jarett Goldman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ending December 31, 2023

       Item 9A. Controls and Procedures, page 71

   1.                                                   Please revise the
following in an amendment to your Form 10-K:
                                                            Pursuant to Item
307 of Regulation S-K, please clearly disclose the conclusions of your principal
executive and principal financial officer regarding the effectiveness of your disclosure
controls and procedures as of the end of the period covered by the report; and
                                                            Pursuant to Item
308(a)(3) of Regulation S-K, please clearly disclose management   s
                                                            assessment of the
effectiveness of your internal control over financial reporting as of the end of your
most recent fiscal year, including a statement as to whether or not internal control
over financial reporting is effective.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jarett Goldman
Global Partner Acquisition Corp II
April 16, 2024
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 with any questions.



                                                         Sincerely,
FirstName LastNameJarett Goldman
                                                         Division of
Corporation Finance
Comapany NameGlobal Partner Acquisition Corp II
                                                         Office of Industrial
Applications and
April 16, 2024 Page 2                                    Services
FirstName LastName